

Mail Stop 7010

October 20, 2008

**Via U.S. Mail and Fax (604) 687-4026**
Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re:    Eldorado Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**

Dear Mr. Price:

We have reviewed your response letter dated September 18, 2008 and have the following comments. Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 40-F for the period ended December 31, 2007

Note 2. Significant accounting policies

(i) Exploration and development

1.      We note your response to our prior comment 3, and your proposed disclosure for future filings.  Clarify the specific prices contemplated by "long-term metal prices" when determining that a mineral resource can be economically extracted. Tell us exactly how you determine the prices used for purposes of reserve determination comply with Industry Guide 7 for US GAAP reporting purposes.

Note 8. Mining interests

2.      We note your response to our prior comment 5.  For your deferred development costs, tell us and disclose what types of permits are required for construction.  Further, tell us if the permits required for construction impede your ability to legally extract mineral deposits.  If the permits do impede your ability to legally extract mineral deposits, tell us why it is appropriate to capitalize these deferred development costs for purposes of U.S.GAAP.

Management's Discussion and Analysis

Depletion, Depreciation and Amortization, page 8

3.      We note your response to our prior comment 6 and your conclusion that the amortization of the Sao Bento assets in 2006 and 2007 would not have resulted in a material adjustment to the financial statements based on the passage of time.  Please quantify the amounts that should have been recorded as amortization for 2006 and 2007 and provide us with your SAB No. 99 analysis that supports your conclusion the amortization expense would have been immaterial for US GAAP purposes.  As part of your response, please clarify how you determined that the passage of time is an adequate reason to conclude that an error would not have been material.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                         /s/ Chris White

                                        Chris White
                                        Branch Chief